UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                               PVC CONTAINER CORP.
        ----------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $.01 per share
        ----------------------------------------------------------------
                         (Title of class of securities)

                                    693651101
                          -----------------------------
                                 (CUSIP number)

                              Matthew J. Day, Esq.
                  118 E. 25th Street, New York, New York 10010
                                 (212) 614-0323
     -----------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                  June 29, 2001
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 693651101                  13D        Page 2 of 6
-------------------------------              -----------------------------------

================================================================================
     1.       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
              Lionheart Group, Inc.
              13-3790376
--------------------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3.       SEC USE ONLY
--------------------------------------------------------------------------------
     4.       SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           |_|
--------------------------------------------------------------------------------
     6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7.      SOLE VOTING POWER
   SHARES                       942,105
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING    ------------------------------------------------------------------
PERSON WITH

                  8.      SHARED VOTING POWER
                                0
              ------------------------------------------------------------------
                  9.      SOLE DISPOSITIVE POWER
                                942,105
              ------------------------------------------------------------------
                 10.     SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                    942,105
--------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
--------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   13.4%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON*
                    IA
================================================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------              -----------------------------------
CUSIP NO. 693651101                  13D        Page 3 of 6
-------------------------------              -----------------------------------


================================================================================
     1.       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
              Duncan Soukup
--------------------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3.       SEC USE ONLY
--------------------------------------------------------------------------------
     4.       SOURCE OF FUNDS*
                    PF
--------------------------------------------------------------------------------
     5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           |_|
--------------------------------------------------------------------------------
     6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                    United Kingdom
--------------------------------------------------------------------------------
                  7.      SOLE VOTING POWER
 NUMBER OF                      949,105
  SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH

                  8.      SHARED VOTING POWER
                                0
               -----------------------------------------------------------------
                  9.      SOLE DISPOSITIVE POWER
                                949,105
               -----------------------------------------------------------------
                 10.      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                    949,105
--------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
--------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   13.5%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON*
                    IN
================================================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------              -----------------------------------
CUSIP NO. 693651101                  13D               Page 4 of 6
-------------------------------              -----------------------------------

                            STATEMENT  ON  SCHEDULE  13D

          The following constitutes Amendment No. 7 to the Schedule 13D filed by Lionheart Group, Inc. ("Lionheart") and Duncan Soukup. The Schedule 13D, as amended, filed by Lionheart and Mr. Soukup is collectively referred to as "Schedule 13D." Except as specifically amended by this Amendment No. 7, the
Schedule  13D  remains  in  full  force  and  effect.

Item  3.  Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item  3  is  amended  in  its  entirety  as  follows:

          The aggregate purchase price of the 942,105 shares of Common Stock beneficially held by Lionheart is $4,502,844. All of the shares of Common Stock beneficially held by Lionheart were purchased with the working capital of the investment funds and managed accounts for whose accounts such shares were purchased. The aggregate purchase price of the 7,000 shares of Common Stock beneficially held by Mr. Soukup is $34,580. All of the shares of Common Stock beneficially held by Mr. Soukup were purchased through his IRA accounts whose investments decisions are controlled by him.

Item  5.  Interest in Securities of the  Issuer.
          -------------------------------------

          Items 5(a), (b) and (c) are amended in their respective entireties as follows:

          Item 5(a). The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 7,044,655 shares of Common Stock outstanding as of March 31, 2001 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 filed with the Securities and Exchange Commission on May 15, 2001.

          As of the close of business on July 9, 2001 Lionheart beneficially owns 942,105 shares of Common Stock, constituting approximately 13.4% of the shares of Common Stock outstanding and Duncan Soukup beneficially owns 949,105 shares of Common Stock constituting approximately 13.5% of the shares of Common Stock outstanding.

          Item 5(b). Lionheart has sole voting and dispositive power with respect to 942,105 shares of Common Stock. Mr. Soukup has sole voting and dispositive power with respect to 7,000 shares of Common Stock owned by him and by virtue of being the President and the sole director of Lionheart, Mr. Soukup may be deemed to have sole power to vote and dispose of an additional 942,105 shares of Common Stock.

          Item 5(c). Since the filing of Amendment No. 6 to the Schedule 13D, the Reporting Persons effected no transactions in the Common Stock other than those set forth in the following table:

-------------------------------              -----------------------------------
CUSIP  NO.  693651101                  13D             Page  5  of  6
-------------------------------              -----------------------------------

                                             Buy or       No. of      Price
            Date          Filing Party        Sell        Shares      (US$)
            ----          ------------        ----        ------      -----

          3/1/2001          Lionheart         Buy         12,100      $3.30
          3/5/2001          Lionheart         Buy         22,000      $3.16
          3/7/2001          Lionheart         Buy          1,500      $3.50
          3/14/2001         Lionheart         Buy          3,000      $3.50
          3/16/2001         Lionheart         Buy            100      $3.75
          3/21/2001         Lionheart         Buy          4,000      $3.50
          3/22/2001         Lionheart         Buy            100      $3.88
          3/30/2001         Lionheart         Buy            100      $3.81
          4/9/2001          Lionheart         Buy          2,500      $3.15
          6/25/2001         Lionheart         Buy          6,200      $2.96
          6/26/2001         Lionheart         Buy          1,000      $3.07
          6/28/2001         Lionheart         Buy         10,000      $3.05
          6/29/2001         Lionheart         Buy         10,000      $3.12


            The  above  transactions  were  effected  in  the  open  market.


           [The  remainder  of  this  page  was  intentionally  left  blank.]

-------------------------------              -----------------------------------
CUSIP  NO.  693651101                  13D             Page  6  of  6
-------------------------------              -----------------------------------




          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 9, 2001

                                            LIONHEART  GROUP,  INC.


                                            By:  /s/  Duncan Soukup
                                                 --------------------
                                            Name:  Duncan  Soukup
                                            Title:   President


                                                 /s/  Duncan Soukup
                                                 --------------------
                                                 Duncan  Soukup